[redacted]

SECUR 15047982 SION

AP 3/23

KAA 3/10

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SEC Mail Processing Section FEB 27 2015 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Equity Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4222 Grant Line Road
(No. and Street)

New Albany	IN	47150
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy E. Peoples 812-945-9888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co. PLLC
(Name – *if individual, state last, first, middle name*)

301 East Elm Street	New Albany	IN	47150
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KAA 3/10

OATH OR AFFIRMATION

I, Timothy E. Peoples, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Equity Investment Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Lila M Jackson
Notary Public Seal State of Indiana
Floyd County
My Commission Expires 05/21/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN EQUITY INVESTMENT CORPORATION

Financial Statements and Supplementary Information

Year Ended December 31, 2014

Table of Contents

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 E Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO, PLLC

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of American Equity Investment Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board ("United States") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 24, 2015

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Financial Condition
December 31, 2014

ASSETS	
Cash	$ 59,305
Commissions receivable	42,321
Agent receivables	5,087
Prepaid insurance	1,612
Prepaid CRD account	2,677
Total assets	$ 111,002
LIABILITES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	$ 32,050
Accrued and withheld payroll taxes	4,696
Total liabilities	36,746
Stockholder's Equity	
Common stock, no par value; 1,000 shares authorized, 100 issued and outstanding	11,000
Retained Earnings	63,256
Total stockholder's equity	74,256
Total liabilities and stockholder's equity	$ 111,002

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Common Stock Issued and Outstanding						
	Shares		Amount		Retained Earnings		Total
Balances at December 31, 2013	100	$	11,000	$	69,403	$	80,403
Net Income	-		-		72,853	$	72,853
Distribution to stockholder				$	(79,000)	$	(79,000)
Balances at December 31, 2014	100.00	$	11,000	$	63,256	$	74,256

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Income
Year Ended December 31, 2014

Revenues	
Commissions	$ 1,282,983
Other income	18,868
Interest	43
Total revenues	1,301,894
Expenses	
Commissions	1,092,910
Salaries	81,663
Rent	15,600
Professional services	7,475
Payroll taxes	6,931
Office supplies	4,671
Dues and subscriptions	3,159
Licensing fees	3,013
Website design	2,972
Insurance	2,319
Retirement contribution	2,204
Miscellaneous	1,935
Telephone expense	1,715
Utilities	1,385
Postage	829
Advertising	150
Travel	110
Total expenses	1,229,041
Net income	$ 72,853

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows From Operating Activities	
Cash received from customers	$ 1,303,924
Cash paid for services and supplies	(1,230,777)
Interest received	43
Net cash flows from operating activities	73,190
Cash Flows From Financing Activities	
Distributions to stockholder	(79,000)
Net cash flows from financing activities	(79,000)
Net change in cash and cash equivalents	(5,810)
Cash and cash equivalents at the beginning of the year	65,115
Cash and cash equivalents at the end of the year	$ 59,305

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Cash Flows (Continued)
Year Ended December 31, 2014

Reconciliation of net income to net cash flows from operating activities

Net income	$ 72,853
Adjustments to reconcile net income to net cash flows from operating activities:	
Decrease (increase) in assets:	
Commissions receivable	2,344
Prepaid insurance	(132)
Agent receivables	(271)
Prepaid CRD account	(741)
Increase (decrease) in liabilities:	
Accounts payable	(1,648)
Accrued and withheld payroll taxes	785
Net cash flows from operating activities	$ 73,190

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Notes to Financial Statements
December 31, 2014

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Company Activities – The Company is a licensed broker/dealer limited to mutual funds and variable insurance products. The Company is licensed with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states, with its home office located in New Albany, Indiana.

In general, the Company has agreed to not hold funds or securities for customers, or to owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to the purchase, sale, and redemption of redeemable shares of registered investment companies or of interest or participation in insurance company separate accounts. Additionally, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully-disclosed basis.

Basis of Accounting – The Company uses the accrual basis of accounting.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition – The Company recognizes revenue on its variable insurance and mutual funds products once received with an estimate booked representing outstanding commissions and fees due.

Commissions are recorded on a settlement-date basis as securities transactions occur.

Income Tax Status – The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2014 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

The Company's federal and various state income tax returns for 2011 through 2014 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Commission and Agent Receivables – Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Accounting Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ form those estimates.

Advertising – Advertising costs are expensed as incurred. Advertising expense was $150 for the year ending December 31, 2014.

Date of Management's Review – Management has evaluated events and transactions through February 24, 2015, the date these financial statements were issued, for items that should potentially be recognized or disclosed.

NOTE 2 – RESTRICTED CASH

The Company is required to maintain $5,000 of cash as capital. The Company maintains a checking account balance to meet this requirement. The balance in the checking account is $59,305 at December 31, 2014.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with two financial institutions. At this time such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

NOTES 4 – RELATED PARTIES

The Company paid rent to the stockholder of the Company in the amount of $15,600 for 2014. The Company also paid the stockholder commissions of $23,052 for 2014.

NOTES 5 – RETIREMENT PLAN

The Company has a deferred compensation SEP IRA plan covering substantially all employees meeting certain eligibility requirements. The Company's contribution to the plan was $2,204 for the year ended December 31, 2014.

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule I - Computations of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

Net capital	
Total stockholder equity	$ 74,256
Agent receivables	(5,087)
Prepaid insurance	(1,612)
12b1 fees	(7,679)
Group annuity	(131)
Prepaid CRD account	(2,677)
Net capital	$ 57,070
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable	32,050
Other current liabilties	4,696
Total aggreagate indebtedness	$ 36,746
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 52,070
Excess net capital at 1000%	$ 51,070
Percentage of aggregate indebtedness to net capital	64%
Reconciliation with company's computation (included in part II of form X-17A-5 as of December 31, 2014)	
Net capital, as reported in company's part II (Unaudited) FOCUS report	$ 57,070
Effect of audit adjustments on accounts included in the net capital calculation	-
Net capital per above	$ 57,070

See report of independent registered public accounting firm.

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule II - Reconciliation of Audited and Unaudited Net Capital
December 31, 2014

Capital (unaudited) December 31, 2014	$	67,557
Addition of agent receivables and prepaid insurance		6,699
Capital (audited) December 31, 2014		74,256
Non-allowable assets:		
Agent receivable		(5,087)
Prepaid insurance		(1,612)
12b1 fees		(7,679)
Group annuity		(131)
Prepaid CRD account		(2,677)
Net capital	$	57,070

See report of independent registered public accounting firm.

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 E Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of American Equity Investment Corporation

We have audited the accompanying financial statements of American Equity Investment Corporation (an Indiana corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. American Equity Investment Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of American Equity Investment Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I and II has been subjected to audit procedures performed in conjunction with the audit of American Equity Investment Corporation's financial statements. The supplementary information is the responsibility of American Equity Investment Corporation's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
New Albany, Indiana
February 24, 2015

AMERICAN EQUITY INVESTMENT CORPORATION
EXEMPTION FROM 17 C.F.R. §240.15c3-3 CUSTOMER PROTECTION—RESERVE AND CUSTODY OF SECURITIES REQUIRED BY SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2014

To the best knowledge and belief of American Equity Investment Corporation, the company is exempt from rule 17 C.F.R. §240.15c3-3 Customer Protection---Reserve and Custody of Securities for the year ended December 31, 2014.

The basis for this exemption is 17 C.F.R. §240.15c3-3(k)(1). The company is a non-clearing broker dealer and does not hold customer securities or funds. The company has met the exemption provision of 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Timothy E Peoples
President